FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

Please complete the following:

Name of Listed Issuer:  IM Cannabis Corp. (the "Issuer").

Trading Symbol:  IMCC

Date:  March 12, 2021

Is this an updating or amending Notice: ☐Yes ☒ No

If yes provide date(s) of prior Notices:____________________________________________________.

Issued and Outstanding Securities of Issuer Prior to Proposed Prospectus Offering:  As of March 11, 2021, 40,258,821 common shares (each a "Common Share"); 9,390,324 common share purchase warrants (each a "Warrant"); 674,414 broker compensation options ("Compensation Options"); and 2,924,055 options to purchase Common Shares ("Options").

Date of News Release Announcing Proposed Prospectus Offering: March 12, 2021.

(or provide explanation if news release not disseminated yet and expected date or circumstances that are expected to trigger news release dissemination)

1. Prospectus Offering

1. Description of securities to be issued:

 (a) Class  Common Shares, Warrants, debt securities, subscription receipts, units (collectively, the "Securities").

 (b) Number Up to US$250 million.

 (c) Price per security N/A

 (d) Voting rights One vote per Common Share.

2. Provide details of the net proceeds to the Issuer as follows:

(a)  Per security: N/A

(b) Aggregate proceeds: Up to US$250 million.

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3. Provide description of any Warrants (or options) including:

 (a) Number Not fixed.

 (b) Number of securities eligible to be purchased on exercise of Warrants (or options) Not fixed.

 (c) Exercise price Not fixed.

 (d)  Expiry date Not fixed.

 (e) Other significant terms ______________________________________________ .

4. Provide the following information if debt securities are to be issued:

 (a) Aggregate principal amount Not fixed.

 (b)  Maturity date Not fixed.

 (c)  Interest rate Not fixed.

 (d)  Conversion terms Not fixed.

 (e)  Default provisions Not fixed.

5. Details of currently issued and outstanding shares of each class of shares of the Issuer: As of March 11, 2021, there are (i) 40,258,821 Common Shares issued and outstanding; (ii) 9,390,324 Warrants outstanding, of which four Warrants are exercisable for one Common Share at an exercise price of $5.20 per Common Share; (iii) 674,414 Compensation Options, of which four Compensation Options are exercisable for one unit at an exercise price of $4.20 per unit (each unit comprising of one Common Share and one-half of one warrant, with each whole warrant exercisable for one common share at an exercise price of $5.20 per common share); and  2,924,055 Options each exercisable for one Common Share at exercise prices between $1.60 to $10.00 per Common Share.

6. Describe any unusual particulars of the offering (i.e. tax "flow through" shares, special warrants, etc.).

This prospectus is a preliminary base shelf prospectus (the "Prospectus") that qualifies the distribution of up to an aggregate of US$250,000,000 of any combination of Securities in one or more series or issuances. The Prospectus may qualify as an "at-the-market" distribution as defined in National Instrument 44-102 - Shelf Distributions.

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7. Provide details of the use of the proceeds:

The use of proceeds from the sale of Securities, including any determinable business objectives and milestones at the applicable time, will be described in a prospectus supplement relating to a specific issuance of Securities. Among potential uses, the Issuer may use the net proceeds from the sale of Securities for future acquisitions, for capital expenditures and for general corporate and working capital purposes.              .

8. Provide particulars of any proceeds of the offering which are to be paid to Related Persons of the Issuer: N/A              ____________________________________________________________________________________________ .

9. Provide details of the amounts and sources of any other funds that will be available to the Issuer prior to or concurrently with the completion of the offering: None.             ____________________________________________________________________________________________ .

10. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the offering (including warrants, options, etc.):

(a) Details of any dealer, agent, broker, finder or other person receiving compensation in connection with the offering (name, address, beneficial ownership where applicable) N/A              .

(b) Cash N/A                                                                                                                         .

(c) Securities N/A                                                                                                               .

(d) Other N/A                                                                                                                       .

(e) Expiry date of any options, warrants etc. N/A                                               .

(f) Exercise price of any options, warrants etc. N/A                                         .

11. State whether the sales agent, broker, dealer, finder, or other person receiving compensation in connection with the offering is a Related Person of the Issuer with details of the relationship:  N/A             ____________________________________________________________________________________________ .

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12. Provide details of the manner in which the securities being offered are to be distributed.  Include details of agency agreements and sub-agency agreements outstanding or proposed to be made including any assignments or proposed assignments of any such agreements and any rights of first refusal on future offerings: The Securities may be offered in any combination of Securities in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to US$250,000,000 (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.                                                                                                                                                                                                     .

13. Attach any term sheet, engagement letter or other document setting out terms, conditions or features of the proposed offering.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 8 Notice of Proposed Prospectus Offering is true.

Dated March 12, 2021.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

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